

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

<u>Via E-Mail</u>
Howard Mah
Chief Financial Officer
United States Natural Gas Fund, LP
1999 Harrison Street, Suite 1530
Oakland, CA 94612

       Re: United States Natural Gas Fund, LP
          Form 10-K for the Fiscal Year Ended December 31, 2013
          Filed February 28, 2014
          File No. 001-33096

Dear Mr. Mah:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Kristi Marrone

                                   Kristi Marrone
                                   Senior Accountant